Forward Funds

Response to Item 77D

SUB-ITEM 77D: Policies With Respect to Security Investments

1.

Forward International Small Companies Fund

Effective November 14, 2011, the Fund’s “Principal Investment Strategies” were changed in order to allow the purchase of ETFs and derivatives, including futures, swap agreements and structured notes, to “equitize” cash flows into the portfolio. The change also allows Forward Management, LLC to purchase high grade short term fixed income securities to serve as collateral for derivative investments entered into by the Fund. This change is further described in the November 14, 2011 supplements to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on November 14, 2011 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-11-310321). Such description is incorporated herein by reference.

2.

Forward Large Cap Dividend Fund

Effective November 1, 2011, the Fund’s “Principal Investment Strategies” were changed in order to allow the Fund to invest at least 80% of its net assets plus borrowings for investment purposes, if any, in equity securities of dividend paying companies that have large capitalizations. This change is further described in the August 15, 2011 supplements to the Fund’s then-current prospectuses as filed with the Securities and Exchange Commission via EDGAR on August 15, 2011 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-11-222796 ). Such description is incorporated herein by reference.